

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X **ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

__ **TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________________ to __________________

Commission file number 001-32749

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fresenius Medical Care North America 401(k) Savings Plan
920 Winter Street
Waltham, MA 02451-1457

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fresenius Medical Care AG & Co. KGaA
Else-Kröner Straße 1
61352 Bad Homburg, v.d. H. Germany

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AND INDEPENDENT AUDITORS' REPORT

INDEX

FRESENIUS MEDICAL CARE
NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2009 and 2008

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AND INDEPENDENT AUDITORS' REPORT

INDEX



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
the Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan (the "Plan") as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 25, 2010

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

ASSETS:	2009	2008
Investments, at fair value -		
Mutual Funds	$ 585,922,679	$ 405,693,843
Collective Investment Trusts	246,087,215	225,409,508
Fresenius Medical Care AG - shares	66,466,800	55,671,645
Common Stock	2,223,734	673,889
Corporate Bonds	172,538	2,370
Loans to participants	37,592,759	33,247,497
Total investments	938,465,725	720,698,752
Cash	2,170,295	1,604,408
Contributions receivable - participants	3,014,029	4,620,087
Contributions receivable - employer	18,179,723	16,989,507
Receivable for investments sold	66,626	19,614
Interest receivable	524	2,857
Total assets	961,896,922	743,935,225
LIABILITIES:		
Accrued administrative expenses	116,006	146,340
Payable for investments purchased	68,735	92,695
Total liabilities	184,741	239,035
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	961,712,181	743,696,190
Adjustments from fair value to contract value (for interest in a common collective trust) related to fully benefit-responsive investment contracts	2,310,947	7,196,687
NET ASSETS AVAILABLE FOR BENEFITS	$ 964,023,128	$ 750,892,877

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS:	
Participant contributions -	
Salary deferrals	$ 83,755,341
Rollovers	3,445,819
Employer contributions -	
Matching	27,984,514
Profit sharing	14,451,434
Defined contribution	2,661,577
Dividend and interest income	14,867,250
Net realized and unrealized appreciation in value of investments	127,604,485
Total additions	274,770,420
DEDUCTIONS:	
Benefits paid to participants	61,058,986
Administrative expenses	581,183
Total deductions	61,640,169
NET ADDITIONS	213,130,251
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	750,892,877
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 964,023,128

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - The Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company. The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company's Board of Directors. The trustee of the Plan is Fidelity Management Trust Company, which holds, manages and invests the Plan's assets and provides recordkeeping services for the Plan.

Method of Accounting - The accompanying financial statements have been prepared using the accrual method of accounting.

Investments – The Plan's investments are stated at fair value (see Note 3). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. Investments in collective investment trusts are stated at fair value, as determined by the issuer of the collective investment trusts based on the fair value of the underlying investments. Collective investment trusts with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. The Plan's investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), are valued at the closing market price on the last business day of the Plan year. Common stocks and corporate bonds are valued at end of year quoted market prices. Loans to participants are valued at cost, which approximates fair value. Any unrealized appreciation or depreciation in value of investments is reflected in the statement of changes in net assets available for benefits.

The Fidelity Managed Income Portfolio II (the "Portfolio") is a stable value fund that is an open-end collective investment trust dedicated exclusively to the management of assets of defined contribution plans. The Portfolio's investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a "wrapper" contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As required under U.S. generally accepted accounting principles, the statements of net assets available for benefits presents the collective investment trusts with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits with respect to such contracts is presented on a contract value basis. Contract value is the relative measurement attributable to fully benefit-repsonsive investment contracts because contract value is the amount participants would ordinarily receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses – Certain administrative costs of the Plan have been absorbed by the Company.

Unit Values – Individual participant accounts for investments in collective investment trusts are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the collective investment trusts, but do have an interest therein represented by units valued daily. The collective investment trusts earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from collective investment trusts are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Special provisions may apply for certain participants who joined the Plan pursuant to Company acquisitions. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document. Eligible employees hired after January 1, 2007 are automatically enrolled in the Plan at 3% of eligible earnings unless the employees opt not to participate.

Participant Accounts - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Additionally, participants have the option to establish a plan level brokerage account to allow the opportunity to invest in a wide array of securities. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain limitations. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service.

Participants are at all times 100% vested to the extent of their own contributions. Active participants since January 1, 2007, vest in the employer matching contributions according to the following schedule:

2. DESCRIPTION OF THE PLAN (continued)

Period of Service	Percentage Vested
Fewer than 1 year	0%
1 but fewer than 2 years	20%
2 but fewer than 3 years	40%
3 but fewer than 4 years	60%
4 but fewer than 5 years	80%
5 years or more	100%

Participants terminated prior to January 1, 2007 vest in the employer matching contributions according to the vesting schedule in effect at the time of termination.

Company Profit Sharing and Defined Contribution – The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the plan. Certain employees covered under collective bargaining agreements are not eligible to participate. Any discretionary profit sharing contributions are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to a higher profit sharing allocation. Participants are immediately 100% vested in all discretionary profit sharing contributions.

The Company makes payments to the Plan referred to as a "defined contribution" for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan ("Pension Plan") on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Participants are immediately 100% vested in such contributions.

2. DESCRIPTION OF THE PLAN (continued)

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant's length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions relative to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

Forfeitures - At December 31, 2009, forfeited account balances totaled $25,966. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. During the year ended December 31, 2009, the Company used $550,000 of forfeited account balances to reduce Company matching contributions and used $111,790 of forfeited account balances to pay administrative expenses of the Plan.

Distributions – At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

Plan Termination – Although the Company expects to continue the Plan as a permanent, tax-deferred, savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

3. FAIR VALUE MEASUREMENTS

Under U.S. generally accepted accounting principles ("GAAP") fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy has been established under GAAP that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Observable inputs based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs for assets or liabilities, other than quoted prices included in Level 1, which are either directly or indirectly observable as of the measurement date.
Level 3	Unobservable inputs where there is little or no market activity for the assets or liabilities. These inputs reflect Plan management's assumptions of the data market participants would use in pricing an asset or liability, based on the best information available in the circumstances.

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2009 and 2008:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 585,922,679	$ -	$ -	$ 585,922,679
Collective Investment Trusts	-	246,087,215	-	246,087,215
Fresenius Medical Care AG - Shares	66,466,800	-	-	66,466,800
Common Stock	2,223,734	-	-	2,223,734
Corporate Bonds	-	172,538	-	172,538
Loans to Participants	-	-	37,592,759	37,592,759
Total Investments	$ 654,613,213	$ 246,259,753	$ 37,592,759	$ 938,465,725

3. FAIR VALUE MEASUREMENTS (continued)

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 405,693,843	$ -	$ -	$ 405,693,843
Collective Investment Trusts	-	225,409,508	-	225,409,508
Fresenius Medical Care AG - Shares	55,671,645	-	-	55,671,645
Common Stock	673,889	-	-	673,889
Corporate Bond	-	2,370	-	2,370
Loans to Participants	-	-	33,247,497	33,247,497
Total Investments	$462,039,377	$225,411,878	$33,247,497	$720,698,752

The following table sets forth the changes in the fair value of the Plan's Level 3 assets (Loans to participants) for the year ended December 31, 2009:

Balance, January 1, 2009	$ 33,247,497
Loan withdrawals	20,408,400
Loan repayments	(13,725,374)
Benefit payments and deemed distributions	(2,337,764)
Balance, December 31, 2009	$ 37,592,759

4. LOANS TO PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants' account balances. The loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

5. INVESTMENTS

The following presents investments at December 31, 2009 and 2008 representing 5% or more of Plan net assets:

	2009		2008	
Mutual Funds -				
Fidelity Contrafund	$132,728,096	*	$98,228,335	*
Neuberger & Berman Genesis Trust	52,840,920	*	41,458,476	*
Oakmark Equity and Income Fund	118,401,211	*	97,833,849	*
Fidelity U.S. Bond Index Fund	52,336,617	*	45,093,340	*
TCW Dividend Focused Fund	62,712,032	*	44,295,257	*
Collective Investment Trusts -				
Fidelity Managed Income Portfolio II	183,932,797	*	177,344,071	*
Fidelity U.S. Equity Index Pool	62,154,418	*	48,065,437	*
Other -				
Fresenius Medical Care AG	66,466,800	*	55,671,645	*

* - Participant directed

For the year ended December 31, 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $127,604,485 as follows:

	Net Appreciation
Mutual funds	$ 106,643,599
Collective investment trusts	13,069,407
Fresenius Medical Care AG – shares	7,567,245
Common Stock	316,686
Corporate Bonds	7,548
	$ 127,604,485

6. RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds and collective investment trusts that are managed by Fidelity Investments, who also serves as trustee of the Plan and custodian for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA, but are exempt from the prohibited transaction rules. Fees paid by the Plan to Fidelity Investments for custodial and recordkeeping services amounted to $532,931 for the year ended December 31, 2009 and is included in administrative expenses in the statement of changes in net assets available for benefits.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of amounts per the financial statements to Form 5500 for the year ended December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$ 964,023,128	$ 750,892,877
Adjustment from contract value to fair value (for interest in common collective trust) related to fully benefit-responsive investment contracts	(2,310,947)	(7,196,687)
Net assets available for benefits per Form 5500	$ 961,712,181	$ 743,696,190

Total additions in net assets per the financial statements	$ 213,130,251
Adjustment from contract value to fair value (for interest in common collective trust) related to fully benefit-responsive investment contracts	4,885,740
Total additions in net assets per Form 5500	$ 218,015,991

8. TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated December 15, 2009 determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

9. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, collective investment trusts and shares of Fresenius Medical Care AG. Additionally, Plan participants can invest in a wide array of securities through a plan level brokerage account. Such investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description		(d) Cost		(e) Current Value
	Mutual Funds -					
*	Fidelity Cash Reserves	638,500	Shares	**	$	638,500
*	Fidelity Contrafund	2,277,421	Shares	**		132,728,096
*	Fidelity Diversified International Fund	1,520,655	Shares	**		42,578,343
*	Fidelity U.S. Bond Index Fund	4,732,063	Shares	**		52,336,617
	Neuberger & Berman Genesis Trust	1,346,265	Shares	**		52,840,920
	Columbia Small Cap Core Fund - Class Z	665,260	Shares	**		8,242,574
	American Century Real Estate Fund - Institutional Class	540,192	Shares	**		7,805,769
	MainStay High Yield Corporate Bond Fund - Class A	1,799,700	Shares	**		10,168,308
	Oakmark Equity and Income Fund - Class I	4,635,913	Shares	**		118,401,211
	Hotchkis and Wiley Mid-Cap Value Fund - Class I	1,313,385	Shares	**		23,509,584
	TCW Dividend Focused Fund	6,937,172	Shares	**		62,712,032
	Vanguard Target Retirement Inc.	184,935	Shares	**		1,958,466
	Vanguard Target Retirement 2005	85,902	Shares	**		943,207
	Vanguard Target Retirement 2010	208,127	Shares	**		4,270,760
	Vanguard Target Retirement 2015	757,931	Shares	**		8,572,195
	Vanguard Target Retirement 2020	489,209	Shares	**		9,764,602
	Vanguard Target Retirement 2025	929,546	Shares	**		10,522,466
	Vanguard Target Retirement 2030	501,725	Shares	**		9,688,304
	Vanguard Target Retirement 2035	900,032	Shares	**		10,458,377
	Vanguard Target Retirement 2040	393,968	Shares	**		7,505,104
	Vanguard Target Retirement 2045	491,796	Shares	**		5,911,388
	Vanguard Target Retirement 2050	191,630	Shares	**		3,662,045
	Direxion 10 Year Note Bear 2.5X Inv	3,146	Shares	**		35,195
	FBR American Gas Index	197	Shares	**		3,295
	FMI Provident Trust Strategy Fund	1,443	Shares	**		10,970
	FMI Large Cap Fund	2,919	Shares	**		41,275
	Janus Mid Cap Value Investment Shares	4,047	Shares	**		80,125
	Janus Balanced	2,030	Shares	**		49,815
	Janus Short Term Bond	8,914	Shares	**		27,366

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Mutual Funds -				
	Allianz NFJ Dividend Value Fund - Class D	317	Shares	**	3,298
	Allianz NACM Flex Cap Value - Class D	376	Shares	**	3,379
	Artio International Equity Fund II - Class A	1,378	Shares	**	16,140
	Artio Global High Income Fund - Class A	315	Shares	**	3,322
	Baron Small Cap Fund	1,819	Shares	**	35,028
	Buffalo Small Cap Growth	582	Shares	**	13,091
	Gabelli Utilities Fund	164	Shares	**	1,060
	Gamco Gold Fund	129	Shares	**	3,877
	Heartland Value Plus	1,473	Shares	**	34,499
	Permanent Portfolio Fund Inc.	546	Shares	**	21,130
	Precious Metals Ultra Sec Pro Inv	280	Shares	**	8,880
	Royce Value Plus Investment Class	1,912	Shares	**	21,493
	Sextant International Fund	791	Shares	**	11,300
	Thornburg Inv Income Builder Fund - Class C	281	Shares	**	5,011
	Tocqueville Gold Fund	70	Shares	**	4,013
	Wasatch 1st Source Equity Fund	3,260	Shares	**	41,342
	Westcore Plus Bond Fund	5,438	Shares	**	56,661
	Enbridge Energy Partners	317	Shares	**	17,001
	Enterprise Group Holdings	75	Shares	**	2,938
*	Fidelity Canada	14	Shares	**	696
*	Fidelity Nordic	78	Shares	**	2,144
*	Fidelity Capital & Income	406	Shares	**	3,497
*	Fidelity Structured Large Cap Value	330	Shares	**	3,212
*	Fidelity Equity Income	82	Shares	**	3,224
*	Fidelity Equity Income II	197	Shares	**	3,213
*	Fidelity High Income	398	Shares	**	3,370
*	Fidelity Focused High Income Fund	1,613	Shares	**	14,794
*	Fidelity Global Commodity Stock Fund	127	Shares	**	1,861
*	Fidelity Four-In-One Index	2,660	Shares	**	64,532

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Mutual Funds (continued) -				
*	Fidelity Low Priced Stock	165	Shares	**	5,263
*	Fidelity OTC Portfolio	654	Shares	**	29,902
*	Fidelity Dividend Growth	153	Shares	**	3,626
*	Fidelity Small Cap Value	437	Shares	**	5,536
*	Fidelity Blue Chip Value	321	Shares	**	3,194
*	Fidelity Real Estate Income	74	Shares	**	685
*	Fidelity Select Gold	83	Shares	**	3,558
					585,922,679
	Collective Investment Trusts -				
*	Fidelity Managed Income Portfolio II	186,243,744	Units	**	183,932,797
*	Fidelity U.S. Equity Index Pool	1,630,066	Units	**	62,154,418
					246,087,215
*	Fresenius Medical Care AG	1,253,854	Shares (ADRs)	**	66,466,800
	Common Stock -				
	Consolidaed Water Co.	3,000	Shares	**	42,870
	Marvell Technology Group Ltd.	502	Shares	**	10,416
	UBS AG	100	Shares	**	1,551
	Royal Carribbean Cruises Limited	500	Shares	**	12,640
	Xoma Ltd.	10,030	Shares	**	7,011
	Weatherford International Ltd	305	Shares	**	5,463
	Agnico Eagle Mines Limited	137	Shares	**	7,421
	Altria Group Inc.	2,150	Shares	**	42,205
	American International Group Inc.	2	Shares	**	60
	American Water Works Company, Inc.	159	Shares	**	3,570

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Common Stock (continued) -				
	Apple Computer Inc.	55	Shares	**	11,590
	BP PLC	274	Shares	**	15,861
	Bank of America Corp.	2,385	Shares	**	35,921
	Boeing Company	106	Shares	**	5,717
	Bucyrus International Inc.	310	Shares	**	17,477
	Elbit Systems Ltd.	70	Shares	**	4,553
	AES Corp.	30	Shares	**	399
	Celgene Corporation	100	Shares	**	5,568
	Chesapeake Energy Corporation	965	Shares	**	24,975
	AT&T	15	Shares	**	420
	Coca Cola Company	50	Shares	**	2,870
	Abbott Laboratories	5	Shares	**	246
	Conocophillips NFS LLC	381	Shares	**	19,449
	Achillion Pharmaceuticals Inc.	2,945	Shares	**	9,159
	Deutsche Bank AG	1,093	Shares	**	28,899
	Activision Blizzard Inc.	507	Shares	**	5,633
	Advanced Cell Technology Inc.	5,000	Shares	**	460
	Adventrx Pharmaceuticals Inc.	185,000	Shares	**	64,750
	El Paso Corporation	511	Shares	**	5,023
	Alaska Communication Systems	980	Shares	**	7,820
	Alcoa Inc.	1,452	Shares	**	23,400
	Alexco Resource Corp.	500	Shares	**	1,880
	Exxon Mobil Corporation	9	Shares	**	628
	Allscripts Healthcare Solutions Inc.	200	Shares	**	4,046
	Amgen Inc.	400	Shares	**	22,628
	Ford Motor Company	2,135	Shares	**	21,350
	Freedom Environmental Services	84	Shares	**	13
	Freeport McMoran Copper & Gold	40	Shares	**	3,212
	General Electric Company	3,240	Shares	**	49,019

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Common Stock (continued) -				
	Goldcorp Inc.	219	Shares	**	8,645
	Goldman Sachs Group Inc.	298	Shares	**	50,246
	Hecla Mining Company	4,775	Shares	**	29,510
	Angiotech Pharmaceuticals Inc.	200	Shares	**	248
	Antigenics Inc.	1,409	Shares	**	902
	iShares FTSE/Xinhua China 25 Index	352	Shares	**	14,874
	Appolo Investments Corp.	54	Shares	**	512
	Arvinmeritor Inc.	250	Shares	**	2,795
	Atlantis Technology Group	1,145,000	Shares	**	8,015
	Johnson & Johnson	1,408	Shares	**	90,666
	Avanir Pharmaceuticals	1,000	Shares	**	1,900
	Linn Energy LLC	200	Shares	**	5,576
	Bank of New York Mellon	1,000	Shares	**	27,970
	Lowes Companies	50	Shares	**	1,169
	Barclays Bank PLC	70	Shares	**	3,206
	McDonalds Corp.	86	Shares	**	5,381
	Barrett Business Services Inc.	6	Shares	**	72
	Biosante Pharmaceuticals Inc.	626	Shares	**	908
	Bldrs Index Fds Emerging Markets 50 ADR	64	Shares	**	2,841
	Blockbuster Inc.	50	Shares	**	34
	Natural Gas Services Group Inc.	300	Shares	**	5,655
	Bristol Myers Squibb	540	Shares	**	13,635
	Brocade Communications Systems	505	Shares	**	3,853
	Novagold Resources	600	Shares	**	3,678
	Nucor Corporation	100	Shares	**	4,665
	Nuveen Quality Preferred Income Fund 2	684	Shares	**	4,958
	Burlington Northern Santa Fe Corp.	1	Shares	**	100
	Pengrowth Energy Trust	6,000	Shares	**	57,780
	Calgon Carbon Corp.	3,000	Shares	**	41,700

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Common Stock (continued) -				
	Petroleo Brasileiro SA Petrobras	125	Shares	**	5,962
	Pfizer Inc.	546	Shares	**	9,930
	Portec Rail Products Inc.	155	Shares	**	1,665
	Campbell Soup Co.	4	Shares	**	138
	Proctor & Gamble Company	127	Shares	**	7,676
	Proshares Ultra Short 500	600	Shares	**	21,030
	Proshares Ultra Short Lehman	985	Shares	**	49,132
	Proshares Ultra Short Real Estate	300	Shares	**	2,250
	Capstone Turbine Corp.	100	Shares	**	128
	Cell Therapeutics Inc.	1,506	Shares	**	1,717
	China Mobile Hong Kong Ltd	333	Shares	**	15,461
	China Unicom Ltd	204	Shares	**	2,674
	Seattle Genetics Inc.	3,500	Shares	**	35,560
	Sector SPDR Technology Trust	41	Shares	**	941
	Sirius XM Radio Inc.	4,355	Shares	**	2,613
	Chunghwa Telecom Co Ltd.	500	Shares	**	9,285
	Ciena Corp.	1,205	Shares	**	13,062
	Stryker Corporation	70	Shares	**	3,533
	Citigroup Inc.	3,133	Shares	**	10,370
	Toronto Dominion Bank	235	Shares	**	14,753
	Claymore Exchange Traded Fund Tst 2	100	Shares	**	2,522
	Clean Energy Fuels Corp.	505	Shares	**	7,782
	Wells Fargo & Company	100	Shares	**	2,699
	Coach Inc.	90	Shares	**	3,288
	Cord Blood America Inc.	700,000	Shares	**	8,400
	Corrections Corp.	100	Shares	**	2,455
	Cypress Semiconductor Corp.	200	Shares	**	2,112
	Dana Holding Corp.	110	Shares	**	1,192
	Darden Restaurants	60	Shares	**	2,104

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Common Stock (continued) -				
	Delta Air Lines Inc.	100	Shares	**	1,138
	Denison Mines Corp.	2,500	Shares	**	3,175
	Devon Energy Corp.	146	Shares	**	10,715
	Direxion ETF Daily Financial Bear 3X	545	Shares	**	10,589
	Direxion ETF Small Cap Bear 3X	31	Shares	**	306
	Walt Disney Co.	100	Shares	**	3,225
	DR Reddys Labs Ltd.	1,800	Shares	**	43,578
	Dow Chemical Co.	200	Shares	**	5,526
	Duoyuan Global Water Inc.	630	Shares	**	22,541
	Dyax Corp.	6,000	Shares	**	20,340
	E Trade Group Inc.	2,500	Shares	**	4,400
	Ebay Inc.	300	Shares	**	7,059
	Electronics Arts	507	Shares	**	8,999
	Emerson Electric Co.	10	Shares	**	437
	Endeavour Silver Corp.	1,232	Shares	**	4,484
	Energy Conversion Devices Inc.	200	Shares	**	2,114
	Evergreen Solar Inc.	50	Shares	**	76
	Exelixis Inc.	2,000	Shares	**	14,740
	Freddie Mac	50	Shares	**	74
	Fannie Mae	50	Shares	**	59
	Fifth Third Bancorp	1,010	Shares	**	9,848
	First Israel Fund Inc.	200	Shares	**	3,028
	First Niagra Financial Group Inc.	1,000	Shares	**	13,910
	Fortinet Inc.	100	Shares	**	1,757
	Frontier Communications Corp.	1,290	Shares	**	10,075
	GTC Biotherapeutics Inc.	1,400	Shares	**	1,050
	Gen Vec Inc.	48,900	Shares	**	58,680
	Geron Corp.	2,500	Shares	**	13,875
	Google Inc.	9	Shares	**	5,580

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Common Stock (continued) -				
	Greenhaven Continuous Commodity	72	Shares	**	1,895
	Harley Davidson Inc.	200	Shares	**	5,040
	Heckmann Corp.	505	Shares	**	2,520
	Hewlett Packard Co.	2	Shares	**	99
	Himax Technologies Inc.	345	Shares	**	955
	Home Depot Inc.	101	Shares	**	2,916
	Huntington Bancshares Inc.	1,510	Shares	**	5,512
	Illinois Tool Works	40	Shares	**	1,920
	Intel Corp.	700	Shares	**	14,295
	International Paper Co.	50	Shares	**	1,346
	iShares Inc. MSCI Brazil Free Index	12	Shares	**	920
	iShares Inc. MSCI Bric Index	9	Shares	**	415
	iShares Cohen & Steers Realty Majors	53	Shares	**	2,787
	Isis Pharmaceuticals	90	Shares	**	1,000
	J.P. Morgan Chase & Co.	20	Shares	**	835
	JetBlue Airways Corp.	80	Shares	**	436
	Johnson Controls Inc.	100	Shares	**	2,724
	Juniper Networks Inc.	505	Shares	**	13,468
	Keycorp New	2,010	Shares	**	11,157
	Kraft Foods Inc.	10	Shares	**	275
	Labopharm Inc.	29,025	Shares	**	60,372
	Las Vegas Sands Corp.	3,803	Shares	**	56,817
	Eli Lilly & Co.	550	Shares	**	19,641
	MEMC Electronics Materials Inc.	20	Shares	**	272
	Market Vectors ETF Gold Miners	571	Shares	**	26,393
	Market Vectors ETF Russia	18	Shares	**	563
	Market Vectors ETF JR Gold Mines	1,205	Shares	**	31,017
	Market Vectors ETF Nuclear Energy	20	Shares	**	462
	Market Vectors ETF Coal	447	Shares	**	16,152

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Common Stock (continued) -				
	Medco Health Solutions Inc.	3	Shares	**	192
	Medclean Technologies Inc.	698,000	Shares	**	20,940
	Medefile International Inc.	3,305,000	Shares	**	13,220
	Merck & Co. Inc.	13	Shares	**	479
	Metlife Inc.	100	Shares	**	3,535
	Microfluidics International Corp.	1,700	Shares	**	1,513
	Micromet Inc.	400	Shares	**	2,664
	Mobile Media Unlimited Holdings Inc.	25,000	Shares	**	1,050
	Motors Liquidation Co.	50	Shares	**	24
	NRG Energy Inc.	20	Shares	**	472
	NVE Corp. New	85	Shares	**	3,509
	Nestle SA Sponsored ADR	500	Shares	**	24,281
	Novavax Inc.	250	Shares	**	665
	Nstar	1,000	Shares	**	36,800
	Nvidia Corp.	350	Shares	**	6,538
	On Semiconductor Corp.	904	Shares	**	7,973
	Palm Inc.	40	Shares	**	401
	Pepsico Inc.	13	Shares	**	794
	Petroleum Development Corp.	100	Shares	**	1,821
	Pluristem Therapeutics Inc.	700	Shares	**	812
	Powershares India ETF	24	Shares	**	532
	Powershares Financial ETF	1,182	Shares	**	19,290
	Powershares ETF II	22	Shares	**	668
	Precision Castparts Corp.	60	Shares	**	6,624
	Procera Networks Inc.	30,000	Shares	**	13,200
	Proshares Ultra	1,067	Shares	**	59,912
	RXI Pharmaceuticals Corp.	212	Shares	**	971
	Range Resources Corp.	310	Shares	**	15,454
	Research In Motion Ltd.	100	Shares	**	6,754

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description		(d) Cost	(e) Current Value
	Common Stock (continued) -				
	S & P 500 Depository Receipt	2	Shares	**	225
	SPDR Gold Shares	126	Shares	**	13,521
	SPDR Index S & P China ETF	7	Shares	**	504
	SPDR DJ Wilshire	16	Shares	**	1,337
	Satcon Technology Corp.	390	Shares	**	1,100
	Sector SPDR Industrial	10	Shares	**	286
	Selectica Inc.	3,045	Shares	**	700
	Sequenom Inc.	3,500	Shares	**	14,490
	Silver Wheaton Corp.	533	Shares	**	8,006
	Silvercorp Metals, Inc.	720	Shares	**	4,755
	Sociedad Quimica Minera De Chile SA	10	Shares	**	379
	Southwest Airlines Co.	25	Shares	**	286
	Sprint Corp.	1,000	Shares	**	3,660
	Stemcells Inc.	1,100	Shares	**	1,386
	Sterlite Industries India Ltd.	149	Shares	**	2,715
	Sunoco Inc.	1,027	Shares	**	26,795
	Suntech Power Holdings Co. Ltd.	10	Shares	**	166
	Talisman Energy Inc.	314	Shares	**	5,853
	Tenet Healthcare Corp.	503	Shares	**	2,711
	Teva Pharmaceutical Industries Ltd.	75	Shares	**	4,213
	Time Warner Inc.	4	Shares	**	105
	Unilever PLC	13	Shares	**	401
	US Gold Corp.	700	Shares	**	1,736
	United States Oil Fund	210	Shares	**	8,249
	United States Steel Corp.	300	Shares	**	16,536
	Vale SA ADR	500	Shares	**	14,515
	Vanguard International Equity Index FTSE ALL	6	Shares	**	499
	Vanguard International Equity Index FTSE	98	Shares	**	4,269
	Vanguard Natural Resources	1,000	Shares	**	22,070

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Common Stock (continued) -				
	Verizon Communications	644	Shares	**	21,347
	Vical Inc.	5,000	Shares	**	16,450
	Vivus Inc.	300	Shares	**	2,760
	Wal-Mart Stores Inc.	1	Shares	**	71
	Western Refining Inc.	547	Shares	**	2,576
	Williams Companies Inc.	76	Shares	**	1,611
	Clayton Williams Energy Inc.	65	Shares	**	2,277
	Wisdomtree Emerging Markets	12	Shares	**	527
	Xcorporeal Inc.	1,900	Shares	**	97
	Yahoo Inc.	1,002	Shares	**	16,814
	Yamana Gold Inc.	1,814	Shares	**	20,643
	Zion Oil & Gas Inc.	501	Shares	**	3,582
	Ziopharm Oncology Inc.	250	Shares	**	740
					2,223,734
	Corporate Bonds -				
	D R Horton, Inc.	3,000	Face	**	3,030
	International Lease Financial MTN	29,000	Face	**	26,645
	Regions Financial Corp.	20,000	Face	**	19,702
	SLM Corp. MTN	20,000	Face	**	18,040
	SLM Corp. MTN	40,000	Face	**	36,798
	SLM Corp.	20,000	Face	**	19,735
	Steel Dynamics, Inc.	3,000	Face	**	3,090
	Union Planters Corp. Sub. Notes	25,000	Face	**	24,856
	United Rentals North America Inc.	3,000	Face	**	2,992
	Zions Bancorporation Senior Notes	20,000	Face	**	17,650
					172,538

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description	Cost	Current Value
*	Loans to Participants	interest range of 5.00% - 11.50%	-	37,592,759
	Total			$ 938,465,725

* - denotes a party-in-interest as defined by ERISA
** - participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America
401(k) Savings Plan



Date June 25, 2010

By: ______________________
Brian Silva, Trustee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Internal Page No.	Sequential Page No.
23	Consent of Walsh, Jastrem & Browne, LLP	29	33



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8686) of our report, dated June 25, 2010, relating to the financial statements and supplemental schedule of Fresenius Medical Care North America 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2009.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 25, 2010